Exhibit 21.01


                       SUBSIDIARIES OF CONVERA CORPORATION


                                                  Jurisdiction of Incorporation

1.   Convera Technologies, Inc.                          Delaware

2.   Convera Resources, Inc.                             Delaware

3.   Convera Technologies International, Ltd.            United Kingdom

4.   Convera France                                      France

5.   Convera Canada, Inc.                                Quebec, Canada